(Check One): ☒ Form 10-K and Form 10-KSB ☐ Form 11-K ☐ Form 20-F ☐ Form 10-Q and Form 10-QSB ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	DRAFT 12/23/02 Commission File Number 0-10815
For Period Ended: September 28, 2002
☐ Transition Report on Form 10-K and Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q and Form 10-QSB
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

UNIFIED WESTERN GROCERS, INC.

Full name of registrant:

Former name if applicable:

5200 Sheila Street

Address of principal executive office:

Commerce, California 90040

City, State and Zip Code:

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report thereof could not be filed within the prescribed time period.

In September 2002, the Company’s board of directors decided to exit its retail business and certain other unprofitable support businesses. After making the decision to exit the unprofitable retail operations, the Company’s Board of Directors voted to effect a quasi-reorganization. The additional time is necessary to complete the financial information required for filing of the Form 10-K.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Richard J. Martin (NAME)	323 (AREA CODE)	264-5200 (TELEPHONE NUMBER)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).     ☒  Yes    ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☐  Yes    ☒  No If so: attach an explanation

of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

UNIFIED WESTERN GROCERS, INC.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	December 27, 2002	By:	/s/ Richard J. Martin
Richard J. Martin Executive Vice President, Finance & Administration, and Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).